(Excerpt Translation)


                                                                    May 20, 2008
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in April 2008 (the "Current Month").


1.  Summary

    Number of listed shares as of the end                   3,447,997,492 shares
    of the preceding month

    Total number of shares changed during                               0 shares
    the Current Month

    (out of which, as a result of exercise                            (0 shares)
    of stock acquisition rights)

    (out of which, as a result of other                               (0 shares)
    reasons)

    Number of listed shares as of the end                   3,447,997,492 shares
    of the Current Month


2.  Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during                             0 shares
    the Current Month

    (out of which, number of newly issued                             (0 shares)
    shares)

    (out of which, number of shares                                   (0 shares)
    transferred from treasury shares)

(2) Exercise price

    Aggregate exercise price during the                                    JPY 0
    Current Month

    (out of which, aggregate amount of                                   (JPY 0)
    newly issued shares)

    (out of which, aggregate amount of                                   (JPY 0)
    shares transferred from treasury shares)

3.  Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during                         3,000 shares
    the Current Month

    (out of which, number of newly issued                             (0 shares)
    shares)

    (out of which, number of shares                               (3,000 shares)
    transferred from treasury shares)

(2) Exercise price

    Aggregate exercise price during the                            JPY 9,348,000
    Current Month

    (out of which, aggregate amount of                                   (JPY 0)
    newly issued shares)

    (out of which, aggregate amount of                           (JPY 9,348,000)
    shares transferred from treasury shares)


4.  Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during                             0 shares
    the Current Month

    (out of which, number of newly issued                             (0 shares)
    shares)

    (out of which, number of shares                                   (0 shares)
    transferred from treasury shares)

(2) Exercise price

    Aggregate exercise price during the                                    JPY 0
    Current Month

    (out of which, aggregate amount of                                   (JPY 0)
    newly issued shares)

    (out of which, aggregate amount of                                   (JPY 0)
    shares transferred from treasury shares)

5.  Stock acquisition rights (4th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during                             0 shares
    the Current Month

    (out of which, number of newly issued                             (0 shares)
    shares)

    (out of which, number of shares                                   (0 shares)
    transferred from treasury shares)

(2) Exercise price

    Aggregate exercise price during the                                    JPY 0
    Current Month

    (out of which, aggregate amount of                                   (JPY 0)
    newly issued shares)

    (out of which, aggregate amount of                                   (JPY 0)
    shares transferred from treasury
    shares)